SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

TELESP CELULAR PARTICIPAÇÕES S.A.
Public Company
CVM n° 1771-0

C.N.P.J. n° 02.558.074/0001-73
N.I.R.E. 35.3.001.587.9-2

RELEVANT FACT

Telesp Celular Participações S.A. hereby informs:

In February 2001, the Company acquired forty-nine percent (49%) of the common shares with voting rights and one hundred percent (100%) of the preferred shares of the holding companies Daini do Brasil S.A. ("Daini"), Globaltelcom Telecomunicações S.A. ("Globaltelcom") and Inepar S.A. Participações em Investimentos de Telecomunicações ("Inepar"), which currently owns 100% of the capital stock of Global Telecom S.A. ("GT").

Due to the losses incurred in the year 2001 by the holding companies Daini, Globaltelcom and Inepar, as a result of their 100% interest in Global Telecom's capital, the Company's Management has proposed, based on an independent appraisal of Global Telecom's assets, and the Board of Directors has agreed, at a meeting held on March 7, 2002, to create a provision for such losses in the investment in Global Telecom of R$(278.8) million, corresponding to net book value, as reflected in the Company's balance sheet.

This provision will be reflected on the Company's profits and losses statement, as an extraordinary item in the amount of R$(278.8) million. The Company's financial results, including this extraordinary item, will be released on Monday, March 11, 2002

São Paulo, March 8, 2002.

TELESP CELULAR PARTICIPAÇÕES
Maria Paula Canais
Director of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 03/08/2002

By: /s/ Maria Paula Canais
Name: Maria Paula Canais
Title: Director of Investor Relations